April 4, 2011
Via Facsimile (202) 772-9203
and EDGAR Transmission
Nicholas P. Panos, Esquire
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20539-3628

Re:	Pulse Electronics Corporation Preliminary Proxy Statement File No. 001-05375
Dear Mr. Panos:
          Pulse Electronics Corporation (the “Company”) is filing herewith a revised preliminary proxy statement for its 2011 Annual Meeting of Shareholders in response to the Staff’s comments with respect to the preliminary proxy statement filed by the Company on March 24, 2011. The Staff’s comments are set forth in a letter dated April 1, 2001 (the “Comment Letter”).
          For the Staff’s convenience, we have recited each of the Staff’s comments in bold type and have provided the Company’s response immediately after such comment. In addition to filing the revised preliminary proxy statement and this response letter via EDGAR, we will be delivering to Louis Rambo three hard copies of the revised preliminary proxy statement, marked to show the changes to the preliminary proxy statement filed on March 24, 2011 and three copies of this response letter by hand delivery.
Who pays for soliciting the proxies?, page 3
1.	We note your disclosure regarding the fee paid to the Company’s proxy solicitor. Please revise to state the total amount you estimate will be spent in connection with your solicitation of security holders. Refer to Item 4(b)(4) and Instruction 1 to Item 4 of Schedule 14A.
          An estimate of the total amount the Company expects to spend in connection with its solicitation of proxies is set forth on page 3 of the revised preliminary proxy statement.

Nicholas P. Panos, Esquire
Securities and Exchange Commission
April 4, 2011

2.	Advise us, with a view toward revised disclosure, whether there are any material features of the contract or arrangement for solicitation that you have with Innisfree M&A Incorporated other than the fee being paid. See Item 4(b)(3)(i).
          A description of the material features of the Company’s contract with Innisfree M&A Incorporated other than the fee being paid is set forth on page 3 of the revised preliminary proxy statement.
3.	We note that you may solicit proxies by mail, Internet, telephone or telecopier or in person. Please tell us whether you plan to solicit proxies via internet chat rooms, and if so, tell us which websites you plan to utilize. Please confirm that the Company will not include a form of proxy card on any Internet website until it has filed a definitive proxy statement. Also, please be advised that all written solicitation materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c).
          The Company does not plan to solicit proxies via internet chat rooms. The Company confirms that it will not include a form of proxy card on any Internet website until it has filed a definitive proxy statement. The Company is aware of its obligations under Rules 14a-6(b) and (c).
4.	We note your disclosure that your regular employees may solicit proxies. Please revise your filing to provide the information required by Item 4(b)(2) and (b)(3) of Schedule 14A.
          The Company does not plan to have its regular employees solicit proxies. The disclosure on page 3 of the revised preliminary proxy statement has been revised to reflect that fact.
Proposal 1 — Amendments to our Articles of Incorporation and Bylaws, page 3
5.	We note your disclosure in the last paragraph on page 4 that the proposed amendment to your bylaws will become “immediately effective,” while the amendment to your articles of incorporation will become effective upon filing with the state secretary. Please revise this section to discuss the effect of the proposed amendments in more detail, clarifying whether the proposed amendments, if approved, would apply to the election of directors at the Annual Meeting. Refer to Item 19 of Schedule 14A.

Nicholas P. Panos, Esquire
Securities and Exchange Commission
April 4, 2011

          The Company has revised this section on page 4 of the revised preliminary proxy statement to discuss the effect of the proposed amendments in more detail, clarifying that the proposed amendments, if approved, would apply to the election of directors at the Annual Meeting.
6.	We note your disclosure that if Proposal 1 is approved, the Company intends to file its amended articles of incorporation with its state secretary prior to the election of directors at the meeting “if necessary.” With a view towards expanded disclosure, please explain why the filing of amendments before the election of directors would or would not be necessary. Address whether you may apply the revised voting requirements to the election of directors prior to filing the amended articles of association with the state secretary.
          The reference to “if necessary” was intended to express the Company’s intent to implement the amendments prior to the election of directors if the election of directors was contested so that plurality voting would apply. The Company has revised the disclosure on page 5 of the revised preliminary proxy statement to more clearly express this intent.
7.	Refer to the last sentence on page 4. In the event Proposal 1 is approved, please tell us whether you intend to adjourn the meeting to file your amended articles with your state secretary prior to the election of directors at the meeting. If so, tell us how you determined that such an adjournment is not a matter requiring its own vote using a specific, separately enumerated item on the proxy card. Refer to Rule 14a-4.
          The Company intends to have a representative standing by at the office of the Pennsylvania Department of State ready to file articles of amendment upon telephonic notice that the amendment has been approved. To avoid inconveniencing those shareholders who elect to attend the meeting in person, the Company does not intend to adjourn the meeting for that purpose, but to have a brief delay before the election of directors in proposal 2, during which time a presentation can be made. If for any reason the articles of amendment cannot be filed before the election of directors in proposal 2, the Company intends to rely on the immediate effectiveness of the corresponding bylaw amendment, if approved, to provide for plurality voting at the meeting, if the director election is contested, as the Company believes it will be.
Proposal 2 — Election of Directors, page 5
8.	We note your disclosure in the first paragraph on page 2 that your directors may be elected by a majority vote or a plurality vote, depending on the outcome of Proposal 1. Please tell us how you determined that you are not required to set and disclose a

Nicholas P. Panos, Esquire
Securities and Exchange Commission
April 4, 2011

firm voting requirement for the election of directors prior to disseminating your proxy materials. Refer to Item 21(a) of Schedule 14A.
          The Company believes that the plain meaning of Item 21(a) requires the disclosure of the vote required for the election of directors, which the Company has done in the preliminary proxy statement filed on March 24, 2011. The fact that the vote required can change based on the circumstances at the meeting presents the same situation as every election of directors of a company that has a majority voting standard for the election of directors generally, but also has charter or bylaw provisions that provide for a plurality standard in the case of contested elections. In those situations, the vote required to elect directors will depend on whether the election is contested. If it is not contested, a majority voting standard will apply. If it is contested, a plurality voting standard will apply. The only difference presented in the preliminary proxy statement filed by the Company on March 24, 2011 is that there is an additional variable - whether Proposal 1 will be adopted. The Company believes that the disclosure in the preliminary proxy statement clearly describes the situations in which a majority voting standard will apply (that is, if proposal 1 is not approved by shareholders and if the election is not contested) and in which a plurality standard will apply (that is, if proposal 1 is approved and the election is contested).
          In addition, the Company believes that this approach provides shareholders the most cost-effective and convenient means to vote on these two interrelated proposals and significantly reduces the possibility of a “failed” election (that is, a situation where no directors or fewer than six directors receive a majority vote due to the combination of a contested election and cumulative voting), which is also in the best interests of the Company’s shareholders. The alternative approach to reduce the possibility of a “failed” election would be to have two separate shareholder meetings- one special meeting to approve the amendments to the Company’s Articles of Incorporation and Bylaws and a second meeting to elect directors. This would substantially increase the cost to the Company to implement a beneficial corporate governance change and would inconvenience those shareholders who desire to attend the meeting in person. It would also increase the cost to Bel Fuse Inc. to conduct its proposed opposition solicitation (and in this regard we respectfully note the fact that the preliminary proxy materials filed by Bel Fuse Inc. urge the Company’s shareholders to adopt Proposal 1).
9.	Please disclose, if true, that each of the nominees named in the proxy statement has consented to being named in the proxy statement and to serve as a director of the Company, if elected. See Rule 14a-4(d).
          The Company has added a disclosure on page 5 of the revised preliminary proxy statement to reflect the fact that each of the nominees has consented to being named in the proxy statement and to serve as a director of the Company, if elected.

Nicholas P. Panos, Esquire
Securities and Exchange Commission
April 4, 2011

10.	We note your disclosure on page 5 that if any of your nominees are unable or unwilling to serve as director, you may nominate another person in place of him. Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable Company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.
          The advance notice provision in the Company’s bylaws applies to nominations made by the Company’s shareholders, not to nominations made by the Company, as nominations by the Company are made by the Governance Committee of the Company’s Board of Directors. The Company has revised its disclosure on page 5 of the revised preliminary proxy statement to reflect this. The Company confirms that should the participants lawfully identify or nominate substitute nominees before the meeting occurs, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.
Directors and Executive Officers, page 9
11.	Please ensure that your disclosure briefly describes the business experience during the past five years of each director nominee and executive officer, as required by Item 401(e) of Regulation S-K. In this regard, please clarify when Mr. Choi became vice president and general counsel of TrustWave Holdings, Inc., when Mr. Crane became the chief financial officer of ModusLink Global Solutions, Inc., and when Mr. Reinhold became vice president and chief financial officer of Systemax Inc. Specify Mr. Faison’s principal occupation between December 2007 and January 2011.
          The Company has expanded the disclosure of the business experience of the individuals noted in the above comment on pages 10 through 13 of the revised preliminary proxy statement to provide the requested information.
12.	We note your disclosure in the first paragraph on page 5 that you have three classes of directors whose terms expire at different times. Please revise your disclosure to

Nicholas P. Panos, Esquire
Securities and Exchange Commission
April 4, 2011

provide the terms of office of your directors and nominees as required by Item 401(a) of Regulation S-K.
          While we currently have a classified board, the classified board structure is in transition to a non-classified board structure as a result of amendments to our governing documents approved by our shareholders at our 2010 annual meeting. We have added disclosure about this on page 5 of the revised preliminary proxy statement. We have also added disclosure on pages 5 and 6 of the revised preliminary proxy statement with respect to when the current term of each director began, to supplement the existing disclosure with respect to when those terms end.
Governance Committee, page 15
13.	We note your disclosure on page 16 that shareholders may nominate individuals to serve as directors if they comply with the Company’s advance notice provisions. Please describe the procedures to be followed by security holders when submitting candidate recommendations. Refer to Item 7(d) of Schedule 14A and corresponding Item 407(c)(2)(iv) of Regulation S-K.
          The Company has added to page 17 of the revised proxy statement a description of the procedures to be followed by a shareholder that wishes to suggest a potential candidate for nomination by the Governance Committee.
Executive Compensation, page 18
14.	We note your disclosure at the bottom of page 19 regarding the assistance provided by outside compensation consultants when making changes to your executive compensation programs. Please provide the information required by Item 7(d) of Schedule 14A and the corresponding Item 407(e)(3)(iii) of Regulation S-K, including the identity of the consultants.
          The Company has added to page 22 of the revised proxy statement a description of the role the compensation consultants played in the new incentive compensation plan and the related information required by Item 407(e)(3)(e) of Regulation S-K.
Information Concerning Participants, page A-1
15.	We note the first paragraph of Appendix A, Instruction 3 to Item 4 of Schedule 14A plainly defines directors of the registrant as participants. Please revise this section to remove the implication that directors are only “considered” to be participants.

Nicholas P. Panos, Esquire
Securities and Exchange Commission
April 4, 2011

          The Company has revised its disclosure on page A-1 of Appendix A to the revised preliminary proxy statement to reflect the fact that the directors are participants.
Information Regarding Transactions in the Company’s Securities by Participants, page A-2
16.	Please clarify that the purchases and sales identified in the table and required by Item 5(b)(vi) are in fact all securities purchased or sold within the past two years. The statement that these transactions “may be deemed purchases and sales” is open to interpretation.
          The Company has revised its disclosure on page A-2 of Appendix A to the revised preliminary proxy statement to make it clear that it discloses all purchases and sales by the participants during the two year period. While the deleted language was meant to address a transaction such as a grant of options or a gift of common stock, the Company believes that the footnote disclosure adequately addresses this.
Proxy Card
17.	Revise and clearly mark the cover page of the proxy statement and the form of proxy to clearly mark it as a preliminary copy. Refer to Rule 14a-6(e)(1).
          The Company has placed a legend on the notice of meeting, on the first page of the proxy statement, and on the face of the proxy card clearly marking them as preliminary copies.
18.	The front of the proxy card indicates that you are seeking discretionary authority for the Company’s management to cumulate votes in the election of directors. Please advise us of the legal basis upon which management has apparently relied to conclude it does not need to obtain this authority by a solicitation and why the discretionary authority to cumulate votes for director has not been presented as a separate proposal on the form of proxy card. See Rule 14a-4 and Item 6(c)(4) of Regulation 14A.
          Under Section 1758(c) of the Pennsylvania Business Corporation Law, every shareholder having the right to vote is entitled to exercise cumulative voting, unless otherwise provided by a Pennsylvania corporation’s articles of incorporation. As a consequence, when a shareholder of a Pennsylvania corporation authorizes another person to act for him by proxy, that person has the inherent right to cumulate the shareholder’s votes by virtue of the proxy. The disclosures on page 1 (Q: What is cumulative voting?) and on page 2 (Q: How will the proxies be voted?) of the preliminary proxy statement filed on March 24, 2011 disclose the fact that this shareholder right under the Pennsylvania Business Corporation Law may be exercised by the proxy holders and

Nicholas P. Panos, Esquire
Securities and Exchange Commission
April 4, 2011

describes the means by which a shareholder can instruct the proxy holders not to cumulate such shareholder’s votes.
          In addition to these disclosures, the Company has revised the preliminary proxy card to include a more convenient means by which a shareholder can instruct the proxy holder not to cumulate such shareholder’s votes in the election of directors.
19.	We note that Proposal 3 on the proxy card is described as a vote to “[p]rovide an advisory vote on executive compensation.” Using the word “provide” to describe the proposal implies that shareholders are voting on whether they should be provided an advisory vote on executive compensation in the future. But the discussion of the proposal starting on page 5 indicates that you are providing a shareholder advisory vote on the compensation of your named executive officers. Revise your proxy card to more clearly describe the effect of Proposal 3 as required by Rule 14a-4(a)(3). Refer to the example in the instruction to Rule 14a-21(a).
          The Company has revised the preliminary proxy card to delete the reference to “provide”.
          The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          The Company believes that it has adequately addressed all of the Staff’s comments in the revised preliminary proxy materials filed today and has otherwise responded to all requests for information in this response. In an effort to adhere to the Company’s schedule for the annual meeting, the Company plans to file and mail its definitive proxy statement on Wednesday April 6, 2011. Accordingly, we would very much appreciate being advised by the close of business on Tuesday April 5, 2011 whether the Staff has any further comments with respect to the revised preliminary proxy materials being filed today.

Nicholas P. Panos, Esquire
Securities and Exchange Commission
April 4, 2011

Sincerely,
/s/ Brian E. Morrissey
Brian E. Morrissey
Vice President of Law and Corporate Secretary

cc: Louis Rambo, Esquire (via facsimile ((202) 355-4093))